SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

COX COMMUNICATIONS, INC.

(Name of Subject Company)

COX COMMUNICATIONS, INC.
(Names of Persons Filing Statement)

CLASS A COMMON STOCK, PAR VALUE $1.00 PER SHARE
(Title of Class of Securities)

224044 10 7
(CUSIP Number of Class of Securities)

Jimmy W. Hayes
Cox Communications, Inc.
1400 Lake Hearn Drive
Atlanta, Georgia 30319
Telephone: (404) 843-5000
(Name, address and telephone number of
person authorized to receive notices
and communications on behalf of filing persons)

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

August 2, 2004

Response from Cox Communications, Inc., regarding Cox Enterprises, Inc.’s proposal to acquire public minority shares

Cox Communications, Inc. has received Cox Enterprises’ proposal to acquire the outstanding, publicly-held minority interest in Cox Communications.

Cox Communications’ Board of Directors will appoint a special committee of independent directors to review Cox Enterprises’ proposal.

We expect this process to have no impact on day-to-day business operations. We do not intend to comment further at this time.

If a tender offer for Cox Communications shares is commenced, you are urged to read Cox Communications solicitation/recommendation statement, as filed with the Securities and Exchange Commission (SEC), when it becomes available. You may obtain a free copy of the solicitation/recommendation statement (when and if available) and other documents filed by Cox Communications and Cox Enterprises at the SEC’s web site at www.sec.gov.

Cox Communications Media Contacts:
Ellen East
(404) 843-5281
ellen.east@cox.com

Bobby Amirshahi
(404) 843-7872
bobby.amirshahi@cox.com